Mail Stop 4561

May 24, 2007

Mr. George J. Alburger, Jr.
Chief Financial Officer
Liberty Property Limited Partnership
500 Chesterfield Parkway
Malvern, PA 19355

      Re: **Liberty Property Limited Partnership**
                 Form 10-K for the fiscal year ended December 31, 2006
                 File No. 1-13132

Dear Mr. Alburger, Jr.:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 2. Properties, page 17

1. We do not object to the separate presentation of operating data (e.g., details of
occupancy rates, lease expirations and geographic and industry diversification,
etc.) for your consolidated properties and for your unconsolidated properties, but
we do object to a combined presentation, as you do not control the unconsolidated
entities. While you have provided separate presentation for lease expirations, we
note that you have utilized combined presentation for certain operating data
including occupancy rates. Please revise your presentation of operating data in
future filings, as appropriate.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 32

2. It appears that you are subject to fair value risk as it relates to your fixed rate debt.
Explain to us how you considered the need to include the information required by
Item 305 of Regulation S-K to quantify the fair value risk associated with your
fixed rate debt.

Financial Statements

Note 4. Investments in Unconsolidated Joint Ventures, page 84

3. We note your disclosure that the criteria for sales recognition in accordance with
SFAS 66 have not been met in the Comcast Center transaction. Please tell us, in
sufficient detail, how you evaluated this transaction and determined that
accounting for this transaction as a financing arrangement was appropriate. Also,
please tell us how you accounted for the sale of 75% equity interests in six
distribution buildings as part of your Liberty Illinois, LP joint venture.

Note 8. Owners' Equity

Common Units, page 88

4. We note your disclosure indicates that 4,189,967 common units in the operating
partnership share proportionately in the net income and loss of the operating
partnership. There is a significant variance between the number of common units
disclosed above and the number of weighted average common units disclosed on
page 76. Please tell us why there is such a large variance.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR

that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant